Exhibit 99.1

YY Reports First Quarter 2015 Unaudited Financial Results

1Q15 Net Revenues Up 72.6% YOY to RMB1,150.3 Million

1Q15 Net Income Up 23.6% YOY to RMB227.0 Million

1Q15 Non-GAAP Net Income Up 24.7% YOY to RMB258.8 Million

Guangzhou, China, May 12, 2015 – YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary real-time interactive social platform, today announced its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•	Net revenues increased by 72.6% to RMB1,150.3 million (US$185.6 million) from RMB666.3 million in the corresponding period of 2014.
•	Net income attributable to YY Inc. increased by 23.6% to RMB227.0 million (US$36.5 million) from RMB183.6 million in the corresponding period of 2014.
•	Non-GAAP net income attributable to YY Inc.[1] increased by 24.7% to RMB258.8 million (US$41.6 million) from RMB207.6 million in the corresponding period of 2014.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “In what has historically been a seasonally weak quarter, we are pleased by our first quarter 2015 results as we continue to build upon our core music and entertainment business and further expand our new initiatives. We saw the growth of our online dating segment continued apace, as revenues grew 41% quarter-over-quarter. The strong growth momentum of Mobile YY, our music and entertainment application, continued in the first quarter of 2015, as Mobile YY monthly active users reached nearly 34 million, representing a growth of 71% year-over-year. In addition, revenues from Mobile YY grew almost 400% year-over-year, driven by an increase of 219% and 54% in paying users and ARPU, respectively. Mobile YY revenues accounted for 24% of the total music and entertainment revenues in the period, a significant improvement from the 14% in the fourth quarter of 2014. Furthermore, during the fourth quarter of last year, we restructured the operating team of our online game broadcasting business, and we are already seeing benefits of the restructuring through accelerating growth in active users. Going forward, we remain confident in our ability to evolve and adapt to meet the ever-changing needs and demands of our users, and will continue to offer new and innovative services in the online interactive marketplace in China.”

Mr. Eric He, Chief Financial Officer of YY, commented, “We continue to see strong top-line growth, driven primarily by an increase in paying users across different business segments. The change in our revenue mix to include more businesses involving user-generated content associated with higher cost of revenues in the form of revenue-sharing fees and content costs, compounded with the increased investment in our game broadcasting business, resulted in diminished gross margin for the first quarter, and we expect it to remain at this level throughout 2015. However, we expect profit margins to improve slightly going forward as we continue to enhance our operating efficiency. By recognizing and meeting the dynamic needs of our users, we can stay ahead of our competitors and further solidify our position as a leading real-time interactive social platform in China.”

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1 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

First Quarter 2015 Financial Results

NET REVENUES

Net revenues increased by 72.6% to RMB1,150.3 million (US$185.6 million) in the first quarter of 2015 from RMB666.3 million in the corresponding period of 2014, underpinned by an increase in IVAS revenues.

IVAS revenues, which mainly consisted of revenues from online music and entertainment, online games, online dating, live game broadcasting and YY’s membership program, increased by 73.0% to RMB1,110.8 million (US$179.2 million) in the first quarter of 2015 from RMB642.1 million in the corresponding period of 2014. The overall increase primarily reflected an increase in the number of paying users.

Revenues from online music and entertainment increased by 54.0% to RMB590.1 million (US$95.2 million) in the first quarter of 2015 from RMB383.1 million in the corresponding period of 2014. This increase was driven by a year-over-year increase of 57.6% in the number of paying users to 1,585,000, but partly offset by a 2.4% decrease in average revenue per user (“ARPU”). The slight decrease in ARPU in the period was a result of increased mobile contribution to the total music and entertainment revenues.

Revenues from online games increased by 28.5% to RMB231.7 million (US$37.4 million) in the first quarter of 2015 from RMB180.3 million in the corresponding period of 2014. This increase primarily reflected a year-over-year increase in ARPU of 24.3% to RMB486 from 477,000 paying users. The number of online games operated by the Company in the period increased by 64.7% to 229.

Revenues from online dating increased by 1,699.3% to RMB131.8 million (US$21.3 million) in the first quarter of 2015 from RMB7.3 million in the corresponding period of 2014. This increase reflected a year-over-year increase of 433.3% in the number of paying users to 192,000 and an increase in ARPU of 236.8% to RMB687 in the first quarter of 2015.

Other IVAS revenues, mainly including live game broadcasting and membership subscription fees, increased by 120.3% to RMB157.2 million (US$25.4 million) in the first quarter of 2015 from RMB71.3 million in the corresponding period of 2014. Revenues from live game broadcasting increased by 132.5% to RMB55.0 million (US$8.9 million) in the first quarter of 2015 from RMB23.6 million in the corresponding period of 2014. Revenues from membership subscription fees increased by 42.3% to RMB61.7 million (US$10.0 million) in the first quarter of 2015 from RMB43.4 million in the corresponding period of 2014. This increase primarily reflected a 24.8% increase in the number of members to 1,062,000 as of March 31, 2015 from 851,000 as of March 31, 2014.

Other revenues include revenues from the Company’s online education platform, 100 Education, and online advertising on Duowan.com. Following the successful integration of the newly acquired language training business and edu24ol.com, into YY’s dedicated online education platform, 100.com, the combined business contributed RMB22.6 million (US$3.6 million) in revenues in the first quarter of 2015. Revenues from online advertising decreased by 40.1% to RMB14.5 million (US$2.3 million) in the first quarter of 2015 from RMB24.2 million in the corresponding period of 2014.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 112.2% to RMB672.7 million (US$108.5 million) in the first quarter of 2015 from RMB317.0 million in the corresponding period of 2014. This increase was primarily attributable to an increase in revenue-sharing fees and content costs to RMB411.8 million (US$66.4 million) in the first quarter of 2015 from RMB179.0 million in the corresponding period of 2014. This increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was primarily due to higher levels of user engagement and spending as well as an increasing number of new, emerging business lines in different categories. In addition, bandwidth costs increased to RMB129.6 million (US$20.9 million) in the first quarter of 2015 from RMB63.1 million in the corresponding period of 2014.

Gross profit increased by 36.7% to RMB477.5 million (US$77.0 million) in the first quarter of 2015 from RMB349.3 million in the corresponding period of 2014. Gross margin was 41.5% in the first quarter of 2015 compared with 52.4% in the corresponding period of 2014. The decrease in gross margin year-over-year was mainly attributable to the change in the Company’s business mix to include more business lines involving user-generated content, which include music and entertainment and other revenue-sharing IVAS businesses, as well as increased investment in online game broadcasting.

OPERATING INCOME

Operating expenses for the first quarter of 2015 increased by 61.2% to RMB234.1 million (US$37.8 million) from RMB145.2 million in the corresponding period of 2014. This increase was primarily attributable to an increase in research and development expenses and sales and marketing expenses which were associated with the general growth of the Company’s overall business.

Operating income in the first quarter of 2015 increased by 19.1% to RMB244.2 million (US$39.4 million) from RMB205.0 million in the corresponding period of 2014. Operating margin decreased to 21.2% in the first quarter of 2015 from 30.8% in the corresponding period of 2014. The decrease in operating margin was primarily due to the abovementioned decrease in gross margin.

Non-GAAP operating income2 increased by 20.5% to RMB276.1 million (US$44.5 million) in the first quarter of 2015 from RMB229.0 million in the corresponding period of 2014. Non-GAAP operating margin3 decreased to 24.0% in the first quarter of 2015 from 34.4% in the corresponding period of 2014.

NET INCOME

Net income attributable to YY Inc. increased by 23.6% to RMB227.0 million (US$36.5 million) in the first quarter of 2015 from RMB183.6 million in the corresponding period of 2014. Net margin in the first quarter of 2015 decreased to 19.7% from 27.5% in the corresponding period of 2014. Non-GAAP net income attributable to YY Inc.4 increased by 24.7% to RMB258.8 million (US$41.6 million) from RMB207.6 million in the corresponding period of 2014. Non-GAAP net margin5 decreased to 22.5% in the first quarter of 2015 compared to 31.2% in the corresponding period of 2014.

NET INCOME PER ADS

Diluted net income per ADS6 in the first quarter of 2015 increased by 25.2% to RMB3.83 (US$ 0.62), from RMB3.06 in the corresponding period of 2014.

Non-GAAP diluted net income per ADS7 in the first quarter of 2015 increased by 26.0% to RMB 4.36 (US$0.70) from RMB3.46 in the corresponding period of 2014.

______________________________

2Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

3Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

4Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

5Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

6ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders divided by weighted average number of diluted ADS.

7 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of diluted net income per ADS.

BALANCE SHEET AND CASH FLOWS

As of March 31, 2015, the Company had cash and cash equivalents of RMB676.2 million (US$109.1 million) and short-term deposits and restricted short-term deposits of RMB3,308.3 million (US$533.7 million). For the first quarter of 2015, net cash from operating activities was RMB328.9 million (US$53.1 million).

SHARES OUTSTANDING

As of March 31, 2015, the Company had a total of 1,076.8 million common shares outstanding, or the equivalent of 53.8 million ADSs outstanding.

RECENT DEVELOPMENTS

The Company announced that it commenced open market ADS repurchases pursuant to its two previously announced share repurchase programs, each for up to US$100 million, which were approved by the Company’s Board of Directors on May 4, 2014 and March 5, 2015, respectively. As of today, the Company has repurchased approximately US$169.5 million worth of shares at an average price of US$54.82.

Additionally, on May 8, 2015, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program, the Company may repurchase up to US$100 million worth of its outstanding ADSs from time to time for a period not to exceed twelve (12) months. The repurchases may be made in the open market at prevailing market prices or through privately negotiated transactions, including block trades. The timing and extent of any repurchases will depend on market conditions, the trading price of the Company’s ADSs and other factors. The plan will be implemented in compliance with relevant United States securities rules and regulations and the Company’s securities trading policy, in a manner that is consistent with the interests of shareholders. The Company’s Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. The Company expects to fund the repurchases made under this program from its existing cash balance.

The Company further announced that due to personal reasons, Mr. Jin Cao has tendered his resignation to the Board of Directors of the Company, resigning from his position as the Company’s executive vice president effective May 1, 2015. Mr. Cao joined the Company in 2008, and previously served as the vice president of Guangzhou Duowan Information Technology Co., Ltd., the Company’s wholly owned subsidiary in China.

BUSINESS OUTLOOK

For the second quarter of 2015, the Company expects its net revenues to be between RMB1.27 billion and RMB1.29 billion, representing a year-over-year growth of approximately 51% to 53%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Monday, May 11, 2015 at 9:00 pm Eastern Time or Tuesday May 12, 2015 at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3018-6776
Conference ID:	# 36909394

The replay will be accessible through May 19, 2015 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#36909394

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.1990 to US$1.00, the noon buying rate in effect on March 31, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$593 million in the fiscal year 2014.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity (deficits), consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income attributable to common shareholders, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders is net income attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Lili Huang

Tel: +86 (20) 2916-2000

Email:IR@YY.com

ICR, Inc.

Calvin Jiang

Tel: +1 (646) 915-1611

Email:IR@YY.com

YY INC.

UNAUDITED CONDENSEDCONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	475,028	676,232	109,087
Short-term deposits	4,214,576	3,208,319	517,554
Restricted short-term deposits	100,000	100,000	16,132
Accounts receivable, net	257,436	139,421	22,491
Inventory	1,445	2,858	461
Amount due from related parties	61,073	62,901	10,147
Prepayments and other current assets	204,139	203,543	32,835
Deferred tax assets	111,436	97,167	15,675

Total current assets	5,425,133	4,490,441	724,382

Non-current assets
Deferred tax assets	1,392	1,388	224
Investments	186,654	256,653	41,402
Property and equipment, net	234,228	743,002	119,858
Intangible assets, net	154,034	180,967	29,193
Goodwill	300,382	447,774	72,233
Other non-current assets	560,971	72,681	11,725

Total non-current assets	1,437,661	1,702,465	274,635

Total assets	6,862,794	6,192,906	999,017

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	101,525	102,397	16,518
Deferred revenue	356,150	362,197	58,428
Advances from customers	34,127	34,171	5,512
Income taxes payable	89,161	73,262	11,819
Accrued liabilities and other current liabilities	478,703	407,435	65,726
Amounts due to related parties	30,892	58,625	9,457

Total current liabilities	1,090,558	1,038,087	167,460

Non-current liabilities
Convertible debt	2,447,980	2,457,002	396,355
Long-term payable	183,000	292,471	47,180
Deferred revenue	24,383	22,689	3,660
Deferred tax liabilities	26,709	28,991	4,677

Total non-current liabilities	2,682,072	2,801,153	451,872

Total liabilities	3,772,630	3,839,240	619,332

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	US$

Mezzanine equity	-	42,175	6,804

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 706,173,568 and 649,420,408 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively)	43	39	6
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 427,352,696 and 427,352,696 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively)	30	30	5
Additional paid-in capital	2,900,458	1,890,756	305,010
Statutory reserves	56,469	56,469	9,109
Retained earnings	173,963	400,925	64,676
Accumulated other comprehensive losses	(40,799)	(36,728)	(5,925)

Total shareholders’ equity	3,090,164	2,311,491	372,881

Total liabilities, mezzanine equity and
shareholders’ equity	6,862,794	6,192,906	999,017

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	383,114	676,192	590,055	95,186
—Online games	180,320	229,398	231,748	37,385
—Online dating	7,327	93,497	131,836	21,267
—Other IVAS	71,347	141,146	157,197	25,358
Other revenues	24,219	30,405	39,426	6,360

Total net revenue	666,327	1,170,638	1,150,262	185,556

Cost of revenues(1)	(316,984)	(624,494)	(672,735)	(108,523)

Gross profit	349,343	546,144	477,527	77,033

Operating expenses(1)
Research and development expenses	(81,710)	(115,425)	(122,988)	(19,840)
Sales and marketing expenses	(6,564)	(49,021)	(51,543)	(8,315)
General and administrative expenses	(56,951)	(57,762)	(59,531)	(9,603)

Total operating expenses	(145,225)	(222,208)	(234,062)	(37,758)

Other income	883	2,355	760	123

Operating income	205,001	326,291	244,225	39,398

Other non-operating income(expense), net	-	36,714	(2,165)	(349)
Foreign currency exchange (losses)gains, net	(8,683)	4,096	(5,084)	(820)
Interest expense	(1,379)	(18,610)	(18,185)	(2,934)
Interest income	23,124	48,595	47,268	7,625

Income before income tax expenses	218,063	397,086	266,059	42,920

Income tax expenses	(33,701)	(29,079)	(44,474)	(7,174)

Income before share of (loss) income in equity method investments, net of income taxes	184,362	368,007	221,585	35,746

Share of (loss) income in equity method investments, net of income taxes	(795)	4,790	5,001	807

Net income	183,567	372,797	226,586	36,553

Less: Net loss attributable to mezzanine classified non-controlling interest	-	-	(376)	(61)

Net income attributable to YY Inc.	183,567	372,797	226,962	36,614

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Net income attributable to YY Inc.	183,567	372,797	226,962	36,614

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	9,483	(5,799)	4,071	657

Comprehensive income attributable to YY Inc.	193,050	366,998	231,033	37,271

Net income per ADS
—Basic	3.21	6.42	3.94	0.64
—Diluted	3.06	6.15	3.83	0.62
Weighted average number of ADS used in calculating net income per ADS
—Basic	57,157,398	58,081,100	57,532,882	57,532,882
—Diluted	60,442,973	63,684,904	59,291,664	59,291,664

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$
Cost of revenues	2,408	5,658	4,432	715
Research and development expenses	8,879	14,492	11,940	1,926
Sales and marketing expenses	337	1,070	743	120
General and administrative expenses	12,414	16,802	14,729	2,376

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	RMB	US$

Operating income	205,001	326,291	244,225	39,398
Share-based compensation expenses	24,038	38,022	31,844	5,137

Non-GAAP operating income	229,039	364,313	276,069	44,535

Net income attributable to YY Inc.	183,567	372,797	226,962	36,614
Share-based compensation expenses	24,038	38,022	31,844	5,137

Non-GAAP net income attributable to YY Inc.	207,605	410,819	258,806	41,751

Non-GAAP net income per ADS
—Basic	3.63	7.07	4.50	0.73
—Diluted	3.46	6.74	4.36	0.70

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	57,157,398	58,081,100	57,532,882	57,532,882
—Diluted	60,442,973	63,684,904	59,291,664	59,291,664

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2015

	YY IVAS	Others	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	590,055	-	590,055	-	-	590,055	95,186
—Online games	231,748	-	231,748	-	-	231,748	37,385
—Online dating	131,836	-	131,836	-	-	131,836	21,267
—Other IVAS	102,221	-	102,221	54,976	-	157,197	25,358
Other revenues	-	16,844	16,844	-	22,582	39,426	6,360

Total net revenue	1,055,860	16,844	1,072,704	54,976	22,582	1,150,262	185,556

Cost of revenues(1)			(525,338)	(122,919)	(24,478)	(672,735)	(108,523)

Gross profit			547,366	(67,943)	(1,896)	477,527	77,033

Operating expenses(1)
Research and development expenses			(100,402)	(13,530)	(9,056)	(122,988)	(19,840)
Sales and marketing expenses			(44,560)	(2,006)	(4,977)	(51,543)	(8,315)
General and administrative expenses			(48,889)	(8,550)	(2,092)	(59,531)	(9,603)

Total operating expenses			(193,851)	(24,086)	(16,125)	(234,062)	(37,758)
Other income			760	-	-	760	123

Operating income			354,275	(92,029)	(18,021)	244,225	39,398

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	3,844	513	75	4,432	715
Research and development expenses	9,911	939	1,090	11,940	1,926
Sales and marketing expenses	729	14	-	743	120
General and administrative expenses	11,884	2,831	14	14,729	2,376

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2015

	YY IVAS and others	Huya broadcasting	100 Education	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income	354,275	(92,029)	(18,021)	244,225	39,398
Share-based compensation expenses	26,368	4,297	1,179	31,844	5,137

Non-GAAP operating income	380,643	(87,732)	(16,842)	276,069	44,535